Filed by Benchmark Electronics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Benchmark Electronics, Inc.
Commission File Number: 1-10560

CORPORATE PARTICIPANTS

 Gayla Delly

 Benchmark Electronics - CFO

 Cary Fu

 Benchmark Electronics - President, CEO

 Al Berning

 PEMSTAR - Chairman, CEO

 Greg Lea

 PEMSTAR - EVP, Finance, CFO

 Roy Bauer

 PEMSTAR - President, COO

CONFERENCE CALL PARTICIPANTS

 Carter Shoop

 Deutsche Bank - Analyst

 Amit Daryanani

 RBC Capital Markets - Analyst

 Kevin Kessel

 Bear Stearns - Analyst

 Steven Fox

 Merrill Lynch - Analyst

 Brian White

 Jefferies - Analyst

 Alex Clayton

 [Gingoogle & Schneider] - Analyst

 Tom Dinges

 JPMorgan - Analyst

 Jim Suva

 Citigroup - Analyst

 David Feinberg

 Goldman Sachs - Analyst

 Michael Walker

 Credit Suisse - Analyst

 Jahing Kingarani

 Standard & Poor’s - Analyst

 PRESENTATION

Operator

 Ladies and gentlemen, thank you for standing by. Welcome to the Benchmark Electronics conference call. (Operator Instructions). As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host, Ms. Gayla Delly. Please go ahead.

 Gayla Delly  - Benchmark Electronics - CFO

Good morning and thank you to everyone for joining us to learn more about the combination of Benchmark Electronics and PEMSTAR, which we announced this morning. With me on the call today is Cary Fu, our President and CEO of Benchmark; as well as Al Berning, the Chairman and CEO of PEMSTAR; Roy Bauer, PEMSTAR’s President and Chief Operating Officer; as well as Greg Lea, the Executive Vice President of Finance and Chief Financial Officer of PEMSTAR.

On this call, I will first provide a brief overview of the transaction and then turn it over to Cary, who will elaborate on the strategic rationale for the combination and why we think it is an important event, not just for Benchmark and PEMSTAR, but also our shareholders and employees and customers. Prior to our brief Q&A session, Al will then provide his perspectives on why this deal is important to PEMSTAR.

Before we get to all of that however, I do want to remind everyone that during the course of our call, we may make projections or other forward-looking statements regarding future events or the future financial performance of Benchmark and PEMSTAR. We would like to caution you that those statements reflect our current expectations and actual events or results may differ materially.

We would also like to refer you to Benchmark’s and PEMSTAR’s periodic reports that are filed from time to time with the Securities and Exchange Commission, including 8-Ks, quarterly filings on Form 10-Q and Annual Report on Form 10-K. These documents contain cautionary language and identify important risk factors, which could cause actual results to differ materially from our projection or forward-looking statements. We undertake no obligation to update those projections or forward-looking statements in the future.

Please keep in mind on this call that neither company will answer questions relating to September quarterly results or December quarterly outlooks. Benchmark will be reporting its September results on October 19, this Thursday, at which time comments on the quarter will be provided. The discussion on this call will relate solely to the terms of the transaction and the strategic rationale for the combination. However, we do want to confirm that Benchmark expects our revenues and diluted EPS to meet or exceed analyst consensus.

As we indicated in the press release this morning in connection with the merger, Benchmark will exchange 0.16 shares of its common stock for each outstanding share of PEMSTAR. This will result in PEMSTAR shareholders earning approximately 11% of the combined company on a pro forma basis. The vesting of PEMSTAR stock options will be accelerated as the result of the transaction.

In addition, each stock option held by a PEMSTAR employee will be converted into a stock option to acquire Benchmark stock. And each stock option held by a PEMSTAR non-employee director will be cashed out, in each case, taking into account the value of the merger consideration.

In addition, Benchmark intends to repay substantially all of PEMSTAR’s outstanding indebtedness upon closing of the transaction. We believe this transaction structure is ideal and that it enables Benchmark to retain an appropriate level of cash on its balance sheet. And at the same time, it preserves sufficient capital for near-term operations and provides PEMSTAR shareholders the opportunity to participate in the benefits we anticipate from the combination.

The merger agreement has been unanimously approved by the Boards of Directors of Benchmark and PEMSTAR and is subject to the approval of PEMSTAR shareholders, antitrust approvals and other closing conditions. We anticipate the transaction to close during the first calendar quarter of 2007, subject to the timing of the completion of regulatory reviews.

As we’ve discussed many times over the past several quarters, we believe that the best investment Benchmark can make is continued capital investment in our business and to continue to seek out accretive strategic acquisitions to provide the optimal opportunity for enhancement of long-term value for all of Benchmark shareholders. We believe the transaction with PEMSTAR meets these criteria. Over the past several years, we have actively analyzed many potential acquisition targets of wide-ranging size, scope, and geographic presence.

As anyone knows, our company can attest to we have historically been very discriminating in our acquisition strategy. While we have continued to look at strategic opportunities in Asia, we were pleased to identify PEMSTAR as an opportunity, which provides us the combination of skill and scale. The blue-chip customer base; the diverse global footprint, which includes facilities in Thailand, Tianjin and Romania in Eastern Europe; as well as the complementary engineering talent base of PEMSTAR was identified as an excellent strategic acquisition opportunity.

When we choose to grow by way of acquisition, we need to be sure that the rationale for the transaction is sound and must be confident that we can continue our historic success of integrating companies and realizing the intended financial and strategic benefits of any transaction. In light of this, the obvious question is, why PEMSTAR and why now? PEMSTAR has always offered many of the same strategic benefits that Cary will elaborate on shortly.

But in recent periods, it has successfully addressed many of the issues that had weighed on its performance. The team has efficiently and effectively restructured their footprint and rationalized their customer base. The result has been improved margins and a resumption of revenue growth, both which we are confident are sustainable.

We believe we will now be able to focus on the benefits the combined company can deliver to customers, employees and shareholders without the distraction of a broad-based restructuring that could distract management of the Company from implementing its shared vision. In short, PEMSTAR and Benchmark have always been ideal partners and are now both companies having the operational strength to efficiently realize the benefits of the combination.

In the short-term, these benefits will be most visible in terms of financial performance, particularly on the bottom line. This merger is strategic in nature, but we also anticipate the transaction to be accretive in calendar year 2007, excluding any acquisition-related integration, restructuring and amortization costs. We anticipate cost synergies of approximately $20 million annually to be available over the longer term through the combined operation, primarily in the areas of increased efficiency and public company costs, management costs as well as interest savings.

Additionally, we assume that PEMSTAR’s Tianjin facility, which primarily serves the consumer end markets, will no longer be a part of the Company’s operations, which is in accordance with PEMSTAR’s previous announcement that it is seeking strategic alternatives for this business.

With that, I would like to turn the call over to Cary for some comments on the strategic rationale for the transaction.

 Cary Fu  - Benchmark Electronics - President, CEO

 Thank you, Gayla. Good morning. I’m very excited about this combination. I believe it’s positioned Benchmark very well for the long-term profitable growth in addition to the near-term earning accretion mentioned by Gayla.

In particular, there are several ways which PEMSTAR complements Benchmark. The first is in the history of engineering excellence. If our expertise continues to be in the areas important for new programs, we believe PEMSTAR’s capability of the extremely important complements to our current design operations, adding depth and breadth as well as geography presence to our current engineering team.

Another important aspect of this transaction is complementary nature of the customer base — equally as important the end market we serve. While PEMSTAR has strong relationships with customers Benchmark has not traditional served, there is more than — about further expanding service with assisting the customers and gaining increment new business from a base as a result our spending sales — scale and scope.

Of course, this is an important benefit we can expect, especially in the areas where the customers are focused — the consolidation of supply base rather than expanding them. There are career opportunities with medical customers, for example, where the Benchmark strength can help expand the PEMSTAR relationships as well as overlap cash per customer who can perform work on different types of products.

By the way, the PEMSTAR/Benchmark will significant expand our experience and the capability in end markets it had not traditionally served, including those are in the early stage of moving to the outsourcing manufacturers, including semiconductor equipment and military and aerospace sectors amongst others. We believe the combined organization will be — will have a more diverse customer base exposed to the broader range of end markets and providing multiple avenues to full growth.

We are also excited about a footprint PEMSTAR has in our ability to leverage the existing infrastructures, particularly in the areas in the world which was currently capacity constrained. We are in the position to increase the PEMSTAR facility utilization level at the same time to avoid cost expansion, which we had to otherwise to undertake or meet strong demand from our customer base. This combination of long-term strategic benefits and short-term ongoing financial benefits position the combined company to create an even better value for our shareholders; better opportunity for our employees; and a stronger rate of service, confidence and [just place them] to our customers.

With that, I will take the call over to Al. Al?

 Al Berning  - PEMSTAR - Chairman, CEO

 Thank you, Cary. Today’s announcement represents just one more in a series of recent validations of PEMSTAR strategy and momentum. PEMSTAR is a stand-alone EMS provider, maintains a strong group of customers — such as Applied Materials and IBM among many others — in a broad array of highly-valued service offerings, including some of our full product engineering solutions as Cary mentioned.

While we believe in our ability to be successful as a stand-alone entity, there is no denying the benefits that come with the scale and scope in an industry such as EMS. In a time where customers continue to consolidate their supplier bases and look for partners who can provide a full spectrum of services along with the ability to ramp large programs quickly, globally and reliably from both an operational as well as a balance sheet standpoint, the combined organization will be optimized for success. I truly believe that the combined Benchmark and PEMSTAR will provide an opportunity for the combination of our shareholders and our employees to participate in the success of an organization with improved capacity for profitable long-term growth.

Both companies have a culture of operational excellence with a focus on customer service and as a result have a shared vision on where we want to go and how to get there. As a result, the management of PEMSTAR looks forward to helping implement an integration we believe will be quick and successful with benefits that will be measurable.

A final comment. PEMSTAR will be reporting results on its September quarter on November 1. PEMSTAR expects net sales in the September quarter in the range of $200 million to $220 million and currently expects EPS to be in the high end of prior guidance of $0.04 to $0.08. As is in PEMSTAR’s practice, this guidance excludes reserves to adjust capacity and marketing conditions and customer demands along with further restructuring or unusual charges.

With that, we’d like to turn the call over for the Q&A session. Operator?

 QUESTION AND ANSWER

Operator

 (Operator Instructions). Carter Shoop, Deutsche Bank.

 Carter Shoop  - Deutsche Bank - Analyst

 Could we talk a little bit about some of the cost savings and synergies you expect to realize here? Could we talk about maybe what kind of opportunities are there to reduce the footprints? What kind of opportunities is there to scale back your current expansion plans in Asia? And also, when you talk about the excluding the acquisition charges and integration costs, could we talk a little bit about what you are expecting on the cost side over the next 12 to 18 months?

 Gayla Delly  - Benchmark Electronics - CFO

 Carter, boy, that’s more than one question, so I will try to see if we can jointly try to answer as many of them as we can and then you may have to come back to us.

Generally, as we have said, this acquisition is key about skill and scale. So while we do see good opportunities to align the overall business operating models of PEMSTAR more in line with Benchmark’s overall driving to an operating margin of 4.5% to 5% — still a very strong goal. I do think that there are opportunities to gain efficiencies and improvement of capacity utilization.

Probably most importantly as Cary indicated, it takes out the need for us to expand and to be able to utilize some facilities that they already have, which is I guess a cost mitigation, not adding to the footprint, but utilizing what’s already there.

It also gives us opportunities. Obviously, the ones that come to mind are the interest costs that comes out, the Board costs, the redundancy costs of public company and management costs. Those are opportunities we have for synergies as well as just overall efficiency. But the key here is the operating skill that we’re able to bring, the strong customer base and the opportunity to expand with a strong customer base that we have.

I’m sure I missed several, but I think I got the facilities and the synergies. What else?

 Carter Shoop  - Deutsche Bank - Analyst

 On the cost side, what are the expected costs associated with closing the acquisition?

 Gayla Delly  - Benchmark Electronics - CFO

 The cost of closing the acquisition will be part of what is disclosed in our filing, and I don’t think I have a number right now to disclose. Al, Greg, I don’t think we’ve put a number out there for — yet.

 Al Berning  - PEMSTAR - Chairman, CEO

 That’s correct. That’s correct.

Operator

 Amit Daryanani, RBC Capital Markets.

 Amit Daryanani  - RBC Capital Markets - Analyst

 Just a question on the turnkey business of Motorola that PEMSTAR does in the Tianjin site. Do you guys remain comfortable to sort of exit that business by end of calendar ‘06? And then if you could just talk about your comfort level in retaining the infrastructure business that you guys have at Motorola if and when you exit from the turnkey handset stuff.

 Gayla Delly  - Benchmark Electronics - CFO

 Al, I would like to pitch that one to you to answer.

 Al Berning  - PEMSTAR - Chairman, CEO

 Yes. We are comfortable with what we have previously announced relative to looking at strategic alternatives for the Tianjin site. We’re comfortable that we will get that done by the end of the calendar year. So, we are on track with that objective.

And second, we’ve been through transitions with other companies where we’ve shifted our line within the customer. So, we will — albeit that’s not a large part of our business — but we’re certainly comfortable that we will continue to support other avenues where that makes sense.

 Amit Daryanani  - RBC Capital Markets - Analyst

 Then, could you just talk about the tax implications for the combined entity? How much NOL does PEMSTAR have at this point? And what impact will that have on your tax rate once the deals close?

 Gayla Delly  - Benchmark Electronics - CFO

 So, I will take it from here. The NOLs will not have a P&L impact in a purchase accounting transaction as you know. It will have a cash benefit to the extent that it is used. And Greg, if you will speak to the quantification of the NOL.

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 I believe that we — what carries over in our estimation of what will carry over in a transaction I believe is approximately — I think it was $10 million of benefit.

 Amit Daryanani  - RBC Capital Markets - Analyst

 Perfect. And just finally, maybe Greg or Al, I think one thing that would be helpful for investors is if you could just talk about the changes you guys have implemented at PEMSTAR in terms of restructuring and walking away from some business in the last few quarters that has turned your margins to I think it’s about 4.5% right now ex the turnkey; is that right?

 Gayla Delly  - Benchmark Electronics - CFO

 Greg, if you will speak to that.

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 Repeat the part of the margin please.

 Amit Daryanani  - RBC Capital Markets - Analyst

 I’m just wondering if you could just talk a little bit about the restructuring initiatives and the fact that you walked away from a lot of the business in the last several quarters. If you could just sort of elaborate on that to help us better understand how you got margins from negative 7% from five or six quarters ago to about 4.5% last quarter and where do you see the margins ending up at after that acquisition from PEMSTAR?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 You have it accurately. From a gross margin standpoint as we had indicated previously on a pro forma basis without turnkey, we are around 10% gross margin. And that has been a function of our teams working hard around the world and by Roy Bauer, our President, to both rationalize the capacity structure as well as rationalizing the customer base. And that work is for the most part complete. We would expect those benefits to continue forward with the merged company.

As Cary and Gayla had indicated, we are excited about the opportunity of both leveraging capacity, which will bring additional margin above our original 10% pro forma and bring additional opportunities for both sets of customers. So, yes, this is - the timing is very good. And it is in a position where we can leverage it from a positive perspective.

 Gayla Delly  - Benchmark Electronics - CFO

 One other clarification on it. I believe the $10 million is the estimated annual benefit. I think the overall NOLs are about $100 million, $120 million overall. Is that correct, Greg?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 That’s correct.

 Gayla Delly  - Benchmark Electronics - CFO

 Just a clarification for you there.

Operator

 Kevin Kessel, Bear Stearns.

 Kevin Kessel  - Bear Stearns - Analyst

 My question relates again to the Tianjin question that was asked earlier. Can you quantify the revenue impact there? And also, I mean if there’s any sort of estimate in terms of what you expect ballpark in terms of cash proceeds from selling that site?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 Yes, Kevin, good question. We have been carving out the revenue for approximately four quarters now that we call turnkey. So, the number obviously fluctuates by quarter, but it’s somewhere between $250 million and $300 million on an annual basis, and you know it’s too early to tell. We are looking at all alternatives; yet, we have not made a conclusion. So we haven’t concluded what the cash proceeds will be from making the decision on that transaction. We’re being very careful. We’ve announced in the past that we are considering all alternatives and hoping to minimize the impacts and realizing as much cash as possible, but it’s too early to tell.

 Kevin Kessel  - Bear Stearns - Analyst

 And then just in terms of the other footprint, I think you guys have a decent amount of overlapping sites and geographies, particularly in Minnesota where I think you both have Rochester sites and then PEMSTAR has — I’m sorry — Benchmark has a Winona site. Are their expectations in terms of — it sounds like because the restructuring is already done on the PEMSTAR side or at least the majority of it that you don’t expect many plant closings. Is that fair to assume? What about the Romania joint venture? Is that something that could be expanded? Because I know it’s relatively small if I’m not mistaken.

 Gayla Delly  - Benchmark Electronics - CFO

 Speaking to Rochester, as you know, we entered into a lease based on increased demands for the four customers in the Minnesota area during this year at Benchmark. Over a period of time likely it would make sense that we’ve made no plans or have any disclosures at this point of how we would combine the teams. But I think suffice it to say again we look at it as an opportunity. We obviously had need to expand when we took on that facility and then it’s just a matter of location wise how we get the teams working together in Rochester. And, in Romania, again, I think Eastern Europe is a good location. I will let Greg and Al speak to Romania specifically.

 Roy Bauer  - PEMSTAR - President, COO

 Gayla, this is Roy Bauer. I will just answer that question by saying that we have been expanding that facility since we opened it a couple of years ago. And we’ll continue to use that as our strategic or low-cost location for our European strategy. And so, we expect that to continue to expand.

 Kevin Kessel  - Bear Stearns - Analyst

 Then, the last question here is in terms of Sun exposure guys? What would be your target for the Sun exposure post closing? Is there some sort of a level now that you are thinking Sun will go to?

 Gayla Delly  - Benchmark Electronics - CFO

 Again, Kevin, as in all previous times when we refer to a specific customer, I don’t have a target percentage. We want to continue to seek opportunities to expand with our customers and don’t have a target percentage for any specific given customer.

Operator

 Steven Fox, Merrill Lynch.

 Steven Fox  - Merrill Lynch - Analyst

 First of all, just to clarify, you mentioned the administrative savings that you expect in the first year. Can you just be specific about whether or not there are other manufacturing savings, or should we think of this as two companies that plan on utilizing their footprint fairly effectively going forward or can we expect some plant closures?

 Gayla Delly  - Benchmark Electronics - CFO

 Again, as we indicated, the opportunity is to continue to improve the capacity utilization. No doubt we will find opportunities to improve our efficiencies going forward, but there are no specific plans or outline of activities. This isn’t about going in and trying to shutdown facilities to make the transaction make sense. I believe there will be some opportunities that we have, but it really is about joining very common cultures together to form a very strong organization and expand relationships with existing customers as well as new customers in areas where we have combined strength going forward.

 Steven Fox  - Merrill Lynch - Analyst

 Gayla, would you happen to have a theoretical capacity utilization rate for the combined companies currently?

 Gayla Delly  - Benchmark Electronics - CFO

 No, we have not gone through and calculated pro forma capacity utilization at this point. But, we will look at that as we go towards closing and make sure that we have something available at that time.

 Steven Fox  - Merrill Lynch - Analyst

 And then, would you talk about how this could help the sales growth of the combined entity? More specifically, are there certain markets you’re going to go after? I know Cary mentioned engineering synergies. Can you talk a little bit more about that?

 Cary Fu  - Benchmark Electronics - President, CEO

 Well, you are looking for this transaction to really providing honestly probably two different advantages from the sales and marketing standpoint of view. One is the combined engineering talent. I think both companies have a significant engineering capability; we can take advantage of that. And then secondly is we should able to penetrate into some new markets which Benchmark had not been serving in the past, such as the militaries and the aerospace type of sectors. So, from that point of view, we definitely see an opportunity to pick up additional sales opportunities for the company.

 Steven Fox  - Merrill Lynch - Analyst

 And then, lastly, the — you mentioned that PEMSTAR is looking at earning the higher end of the $0.04 to $0.08. What would that $0.04 to $0.08 EPS range translate in terms of EBIT and EBITDA?

 Gayla Delly  - Benchmark Electronics - CFO

 Greg?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 Yes, the EBITDA number would be approximately the 8 million to 8.5 million range.

 Steven Fox  - Merrill Lynch - Analyst

 Okay. And D&A is about the same as last quarter?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 Correct.

Operator

 Brian White, Jefferies & Company.

 Brian White  - Jefferies - Analyst

 I’m just wondering, does Benchmark have any skills today in precision electromechanical custom-tested automation, which PEMSTAR has, and ODM?

 Cary Fu  - Benchmark Electronics - President, CEO

 Well, we do have some engineering from the test development area. And from a position-type point of view, I think that PEMSTAR definitely has a significant capability we don’t have.

 Brian White  - Jefferies - Analyst

 In what areas might you leverage the — Al, I know a lot of the custom-tested automation I think precision electromechanical used in storage-related applications, is that something you can leverage at Benchmark?

 Al Berning  - PEMSTAR - Chairman, CEO

 Absolutely. As we look at Benchmark’s customer set, we believe there are good opportunities where we can bring a solution forward from either a test or automation perspective or engineering perspective that would be attractive to Benchmark’s current customers. Absolutely.

 Brian White  - Jefferies - Analyst

 And when we think about the number of engineers at PEMSTAR and the number at Benchmark combined, where would we be in terms of engineers?

 Gayla Delly  - Benchmark Electronics - CFO

 I don’t have a specific number disclosable at this time that we’ve gone through. But suffice it to say that we have a very strong line of engineers on a combined basis.

 Brian White  - Jefferies - Analyst

 When you look at the China facility, the Tianjin operation, that PEMSTAR is going to keep, Al, could you talk a little bit about some of the capabilities there? This is not a high-volume manufacturing plant. What is it really focusing on?

 Al Berning  - PEMSTAR - Chairman, CEO

 Correct. I just visited last week. So I had the opportunity to review our initial ramp. And number one, it is going very well. Number two, it is tailored to our high-complexity, high-mix business. We are currently building tests and automation solutions in our Shenzhen facility, so it’s a natural extension of the work we had been doing in Singapore into China. We will expect it to serve all the markets where we are supporting test and automation, particularly as you said the storage but also semiconductor capital equipment in the medical markets.

 Brian White  - Jefferies - Analyst

 Cary and Gala, when you think about — you discussed an expansion in China for early ‘07. Do we continue down that path, even with this additional facility?

 Cary Fu  - Benchmark Electronics - President, CEO

 Definitely. We still see a significant demand for a capacity in the Asia sites. This acquisition — this particular transaction will definitely give us the full plan and the capacity our customers are looking for.

 Brian White  - Jefferies - Analyst

 Then just finally, any comments from customers, particularly IBM and Applied Materials? Have you had a chance to discuss this with them?

 Al Berning  - PEMSTAR - Chairman, CEO

 Yes, we briefed our customers and our customers are fine. They see the benefits as we see the benefits, and it’s now up to us to make it happen.

Operator

 [Alex Clayton], [Gingoogle & Schneider].

 Alex Clayton  - [Gingoogle & Schneider] - Analyst

 Is there any business at risk here in the combination where you would wind up with more business with a particular customer than that customer might want from a dependence point of view or any other reason?

 Cary Fu  - Benchmark Electronics - President, CEO

 There is very, very low overlap of the customer base. I don’t see any risk about a customer losing — a losing customer issue at all.

 Alex Clayton  - [Gingoogle & Schneider] - Analyst

 Secondly, you referred just a few minutes ago to some new markets that could open up for you as a result of the combination and I think aerospace was one. What was the other one?

 Cary Fu  - Benchmark Electronics - President, CEO

 Military.

 Alex Clayton  - [Gingoogle & Schneider] - Analyst

 Military. Are there any others that come to mind that you — or that your capability will improve?

 Gayla Delly  - Benchmark Electronics - CFO

 I think in each of our areas, as Al was discussing in response to one of the questions previously, you will see that some of the solutions in engineering talent that is brought forward gives opportunity to provide additional growth with a variety of our sets of customers. So I don’t think it’s limited to specifically an industry solution. It is also just an overall solution based on some engineering opportunities that we would see going forward.

Operator

 Tom Dinges, JPMorgan.

 Tom Dinges  - JPMorgan - Analyst

 Most of mine have been asked and answered but just a quick one. You know, Cary, maybe you can walk us through the history of you and Al talking about this transaction because obviously PEMSTAR — and Greg and Al can attest to this — had struggled a bit over the last couple of years. It seemed like they — it’s turned some things around on the earnings front.

Were there some major hurdles that you guys were looking for and now they are through those hurdles and that’s the reason for the transaction now? Because obviously, the share price that you are paying now is higher than what you could have paid sometime back when they were earning some money. But were there some major milestones that they’ve gotten through now that give you a lot greater confidence to get the transaction done now?

 Gayla Delly  - Benchmark Electronics - CFO

 Tom, that’s a good question. This is Gayla and I will take that one. Yes, as we’ve indicated in our conversations previously on our calls, when we’re looking at acquisitions, we did not have an appetite where we wanted to go in and do a lot of the heavy lifting and clean up and restructuring because that’s distracting to a lot of the business activities that we had ongoing, especially with the growth rate that we have experienced over the past couple of years.

So, at the same time, we have known PEMSTAR and have watched them for a long period of time and we will disclose the details of that as required in SEC filings. But suffice it to say that we have watched and understood the challenges they had and had a good level of appreciation for their ability to maintain a strong customer base to operate strong and still conduct the necessary activities in their restructuring. And as they got through some of those hurdles and as you have seen in the marketplace and with the reaction in the stock have been able to get to a stronger operating position. That’s what allowed us to determine it was an appropriate time to move forward.

Operator

 Jim Suva, Citigroup.

 Jim Suva  - Citigroup - Analyst

 Thank you and congratulations. Gayla, earlier, you mentioned the word “accretive.” Can you let us know is it accretive out of the gate, or did we take a couple of quarters to see some internal cost synergies to gain traction and the magnitude that we should kind of have in mind?

 Gayla Delly  - Benchmark Electronics - CFO

 I don’t have a specific timeline that we said. We said an accretive transaction not specifically in the frame. I do expect that we will have it in 2007. We expect it to close in the first quarter of 2007 on a calendar basis. So, do expect it in 2007 to be accretive. Don’t specifically have a level of accretion or earnings to announce as we have not announced the guidance for 2007 for either company at this point in time.

 Jim Suva  - Citigroup - Analyst

 Then, can you comment about the decision of stock versus some type of form of cash and stock transaction?

 Gayla Delly  - Benchmark Electronics - CFO

 I believe as we mentioned in the prepared comments that it provides us the appropriate level of cash in order for the working capital needs of the combined organization and the strong balance sheet that is looked for especially from the PEMSTAR customers who have stood by PEMSTAR through some challenging times. I think the strong balance sheet is a very important fundamental that they look for as we’ve spoken to them during our diligence period.

So while we will continue to look at what the right capital structure is, we will address exactly any other transactions that need to take place. But for this time for now, we believe that a stock-for-stock transaction is appropriate in this case.

 Jim Suva  - Citigroup - Analyst

 Thank you and congratulations.

Operator

 David Feinberg, Goldman Sachs.

 David Feinberg  - Goldman Sachs - Analyst

 First question is, can you just give us a little insight into what the combined management of the two companies will look like?

 Gayla Delly  - Benchmark Electronics - CFO

 Cary Fu will remain on as our CEO and I will be CFO, and then the different team members for PEMSTAR we will be working with going forward in determining what role and if they want to continue to play a role going forward. So we don’t have any announcement at this time.

I think we have Al, Roy and Greg and their teams to support through the transition and then we will determine how on a combined basis we can best serve our customers and shareholders. I think it would be appropriate to say that if we are successful in continuing to grow the business rapidly, maybe there will be a need for all hands on deck and we will move forward in that vein. Al, you all want to have a comment there?

 Al Berning  - PEMSTAR - Chairman, CEO

 Certainly. To add to that, we are — as you say, we are committed to continue driving the business with continued growth and success as we have. We like this business. We all like it and it’s been fun, particularly the last six months to a year. And we are going to — interested and excited about taking in this next step because we do see great opportunities that can come out of this. We are going to work to make them happen.

 Cary Fu  - Benchmark Electronics - President, CEO

 Well, one of the things that’s attractive to us for this particular deal is the depth of the management team of PEMSTAR. You can — looking back to Benchmark history, we’re always able to retain the management team of acquired unit and making a part of our teams and continued growth on that. This is about building a better, a stronger platform for the future that should be benefit for our shareholders, our customers as well as our employees.

We’re very proud of the history to able the integrate a different acquisition unit into Benchmark. I am already proud to say today out of the five major — my direct reports, four of them have come from the acquired units. We’re very good about integrating the team to make it a better team.

 David Feinberg  - Goldman Sachs - Analyst

 One additional question, following up on the utilization question from earlier. Can you talk about the utilizations at the individual companies as they are today, not a pro forma rate?

 Cary Fu  - Benchmark Electronics - President, CEO

 Benchmark is about 70%. Al, can you answer the question?

 Al Berning  - PEMSTAR - Chairman, CEO

 We are approximately 60%.

Operator

 Michael Walker, Credit Suisse.

 Michael Walker  - Credit Suisse - Analyst

 A question about the turnkey business, I guess the Motorola business. Was that running at positive margins — positive operating margins?

 Greg Lea  - PEMSTAR - EVP, Finance, CFO

 Michael, this is Greg. We’ve been very consistent in our releases that while it was dilutive, it was running at positive margins. It was dilutive to overall earnings, but it was positive margins that we were experiencing.

 Michael Walker  - Credit Suisse - Analyst

 And then just because I’m not as familiar with PEMSTAR as some of the other EMS companies, it looks like when you back that out over the last four quarters as you had mentioned, the non-turnkey business had been it looks like flat to down the last couple of years. I am just wondering if that is correct. And if so, have there been other sort of adjustments in terms of the mix you have been trying to pursue over the last couple of years?

 Al Berning  - PEMSTAR - Chairman, CEO

 As we had announced over the last eight quarters, we phased out our consumer business. And as part of that, there was in the range of 100 million to 150 million of business that exited in addition to what we’re talking about with Motorola. So we were able to replace that and as you said are essentially flat once you net out that 150 million. So that was replaced with other high-complexity, high-mix business. So (multiple speakers) if you normalize, we’re confident that we can sustain industry average plus growth on our core business with the platform that’s here now.

 Michael Walker  - Credit Suisse - Analyst

 Okay and then just related to that for Cary and for Gayla, it seems like if you think about the two different portfolios that you are putting together and you’re getting rid of the turnkey stuff, the one thing you are really adding is the military business/aerospace. And that’s a pretty lumpy business as some of your competitors have found out recently. So I guess I’m wondering what is particularly attractive about that that you couldn’t pick up organically. Or do you see that as kind of a big growth area for the outsourcing industry or end demand-wise going forward? What is the attraction there?

 Cary Fu  - Benchmark Electronics - President, CEO

 Michael, the point I making earlier is that this a transaction where talk about adding a lot of different new elements into the Benchmark family. And the adding the new marketing is a part of the justification, a rationale for the deal. We talk about the new footprint we can utilize, the new customer base we have we can expanding with and new engineering talent we can enhance our value. So all those elements rationale make this transaction make sense, and there’s not one any single factor determines the transaction.

I’m very proud — very impressed with the operational management team of PEMSTAR. That definitely is another plus for Benchmark. We are growing significantly for last couple of years and be adding a new team to the company is critical. All those elements added together is going to make a good transaction.

Operator

 [Jahing Kingarani], Standard & Poor’s.

 Jahing Kingarani  - Standard & Poor’s - Analyst

 Fairly new to this story, just started covering Benchmark. Just wanted to find out do you — going back to your last quarter guidance, is that still in place? Because you had anticipated financial strategies and so on. Is this something that would be included there? And so, does your annual guidance look the same? I know you’re not commenting specifically.

 Cary Fu  - Benchmark Electronics - President, CEO

 I’m not quite follow the question.

 Jahing Kingarani  - Standard & Poor’s - Analyst

 Benchmark’s annual guidance, is that pretty much stay the same because it anticipated financial strategies? Is that something that include acquisitions of this sort — your 2.76 to 2.85?

 Cary Fu  - Benchmark Electronics - President, CEO

 No, that definitely is not including this transaction. This transaction will be not closed until Q1 2007.

 Jahing Kingarani  - Standard & Poor’s - Analyst

 I’m just going to step off and most of the questions I think were pretty informative. Thanks.

Operator

 Kevin Kessel, Bear Stearns.

 Kevin Kessel  - Bear Stearns - Analyst

 As a follow-up, kind of one of those last questions about the customers. I understand that there’s no one particular reason. But were there any particular customers? IBM and AMAT are obviously the largest, but were there any particular that attracted you to this field?

 Gayla Delly  - Benchmark Electronics - CFO

 I think, as you know Kevin, I don’t like to shortlist customers. We have a good level of respect for all of our customers on a joint basis. We feel the same and (technical difficulty) to continue to expand with each of the customer base, so I’m not picking names.

 Kevin Kessel  - Bear Stearns - Analyst

 Okay, what about your IT system? What ERP is Benchmark currently running on?

 Gayla Delly  - Benchmark Electronics - CFO

 We’re on Baan.

 Kevin Kessel  - Bear Stearns - Analyst

 You are on Baan, and I believe PEMSTAR is on MAPICS or something.

 Al Berning  - PEMSTAR - Chairman, CEO

 PEMSTAR is on MAPICS, yes.

 Gayla Delly  - Benchmark Electronics - CFO

 PEMSTAR is on MAPICS. As you may recall if you are a Benchmark historian, you will know that that is also what used by our — the [promoty] we acquired in 1998, EMD in Winona, Minnesota. We’re familiar with MAPICS.

 Kevin Kessel  - Bear Stearns - Analyst

 Okay, you are familiar with it. So is the plan to transfer all sites to Baan then?

 Gayla Delly  - Benchmark Electronics - CFO

 Yes, we will over time clearly won’t be moving out and turning on a new business system in the first quarter of next year or anything. But over an adequate period of time, we would look at being on one platform. That makes good business sense. It’s just a matter of the timing and what it takes to do that.

 Kevin Kessel  - Bear Stearns - Analyst

 Would you say timing-wise — obviously, I understand it’s not immediate but is this something that you planned to begin post closing and then it takes something like a year or 18 months to do? Or do you think you will push it out; you’ll wait at least a year to begin deciding?

 Cary Fu  - Benchmark Electronics - President, CEO

 Changing a business system is a very, very major undertaking task. We’ll take that very seriously, and we will plan any changes. We see with an understanding no interruption in our service to the customers and so on, so forth. So we will plan accordingly. So, it will take a while but we have a way to manage the combining even with two different systems in the short — in the near-term.

 Al Berning  - PEMSTAR - Chairman, CEO

 And the thing — this is Al — I would add is that with the data warehouses that all companies use today and the business intelligence systems you can achieve a lot of the benefits much more quickly just through merging the data warehouses.

 Cary Fu  - Benchmark Electronics - President, CEO

 That’s correct.

 Kevin Kessel  - Bear Stearns - Analyst

 Okay and then just kind of a follow-up to that is, given this is obviously a big deal for both of you guys, does this preclude Benchmark from doing further acquisitions to the next I don’t know what it would be — to nine months or a year while you’re busy integrating?

 Cary Fu  - Benchmark Electronics - President, CEO

 Of course, the answer probably is no. We will spend a lot of effort and time to integrate this transaction, but we’re still looking and continue looking a potential acquisition, which may fit us for the longer strategy standpoint of view.

 Kevin Kessel  - Bear Stearns - Analyst

 So that would be like an Asia/Eastern European type of acquisition?

 Cary Fu  - Benchmark Electronics - President, CEO

 I still go back to my original theory. We will either do a scale one or going to go scale one, either acquire to increase our sites or adding the additional skill we don’t have in-house.

 Kevin Kessel  - Bear Stearns - Analyst

 And then lastly, can you comment whether or not there were any other bidders at all for PEMSTAR?

 Cary Fu  - Benchmark Electronics - President, CEO

 We are not commenting on that.

Operator

 Brian White, Jefferies.

 Brian White  - Jefferies - Analyst

 I am just wondering if you could comment on the size of the integration team.

 Gayla Delly  - Benchmark Electronics - CFO

 No, it takes many, many people in a lot of different functional areas to work through the integration. So, I’m not giving out a headcount specifically because it will continue to grow as we go through the integration process.

 Brian White  - Jefferies - Analyst

 Okay, so it will be a dedicated team though?

 Gayla Delly  - Benchmark Electronics - CFO

 Yes, there will be a dedicated team with functional leads from both sides. And then each of those will also have teams beneath them working on it, but I’m not going to give you a headcount.

 Brian White  - Jefferies - Analyst

 Just on the synergies, you mentioned what was it 20 million in synergies and over what time frame are you talking about on that?

 Gayla Delly  - Benchmark Electronics - CFO

 The longer-term don’t specifically have if it’s specifically 2008 or how long it takes us to specifically accomplish that in a longer period of time beyond 2007.

 Brian White  - Jefferies - Analyst

 And just finally, I got on a little late. You did say that you would meet or beat the analyst revenue and EPS for the September quarter; is that correct?

 Cary Fu  - Benchmark Electronics - President, CEO

 Yes, sir. That’s correct.

 Gayla Delly  - Benchmark Electronics - CFO

 Operator, I think that’s going to wrap us up for our call this morning. We want to thank everyone for joining us and look forward to you all joining each of us on our respective quarterly earnings calls — ours on Thursday morning and PEMSTAR’s will be on November 1st.

 Cary Fu  - Benchmark Electronics - President, CEO

 Thank you very much.

 Al Berning  - PEMSTAR - Chairman, CEO

 Thanks, everyone.

Operator

 Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Forward-Looking Statements

This communication contains certain forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “expect,” “estimate,” “anticipate,” “predict,” and similar expressions, and the negatives of such expressions, are intended to identify forward-looking statements. Although Benchmark and Pemstar believe that these statements are based upon reasonable assumptions, such statements involve risks, uncertainties and assumptions, including but not limited to industry and economic conditions, customer actions and the other factors discussed in Benchmark’s Form 10-K for the year ended December 31, 2005, Pemstar’s Form 10-K for the fiscal year ended March 31, 2006, and Benchmark’s and Pemstar’s other filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Pemstar Inc. Benchmark Electronics, Inc. intends to file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Pemstar Inc. that also constitutes a prospectus of Benchmark Electronics, Inc., which will be sent to the shareholders of Pemstar Inc. Shareholders are urged to read the proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about Benchmark Electronics, Inc., Pemstar Inc. and the proposed transaction. A definitive proxy statement will be sent to shareholders of Pemstar Inc. seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Benchmark Electronics, Inc. upon written request to Benchmark Electronics, Inc., 3000 Technology Drive, Angleton, Texas 77515, or by calling (979) 849-6550, or from Pemstar Inc., upon written request to Pemstar Inc., 3535 Technology Drive, N.W., Rochester, Minnesota 55901, or by calling (507) 280-2385.

Participants in the Proposed Transaction

Benchmark Electronics, Inc., Pemstar Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Benchmark Electronics, Inc. may be found in its 2005 Annual Report on Form 10-K filed with the SEC on March 13, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information about the directors and executive officers of Pemstar Inc. may be found in its 2006 Annual Report on Form 10-K filed with the SEC on June 23, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on June 30, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.